UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA successfully closes the acquisition of Companhia Fluminense de Refrigerantes in Brazil

Mexico City, Mexico – August 22, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, announces that it has successfully closed the acquisition of 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) in an all-cash transaction.

Companhia Fluminense represents a geographic link between our São Paulo and Minas Gerais footprint and expands our presence in Brazil to parts of the state of Rio de Janeiro. During the last twelve months ended March 31, 2013, this franchise sold 56.6 million unit cases of beverages, including beer, generating approximately US$ 232 million in net revenues and an estimated pro forma consolidated EBITDA of US$ 40 million.

Through this transaction, Coca-Cola FEMSA will increase its participation in Leao Alimentos, the leading non-carbonated beverage player in the country, from 19.7% to 21.8%.

“We deeply appreciate all of the hard work of both companies’ teams to close this transaction in a record time, enabling us to enhance our bottling footprint in one of the most important markets for The Coca-Cola Company worldwide. Our larger family in Brazil will now work to integrate our operations and realize identified synergies. We reinforce our commitment to focus on the beverage industry in our markets and to capture the future growth opportunities in the Coca-Cola bottling system,” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

Coca-Cola FEMSA will start integrating the results of Companhia Fluminense as of September, 2013.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 321 million consumers through more than 2,700,000 retailers with more than 100,000 employees worldwide.

August 22, 2013	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: August 22, 2013